UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLAYTON WILLIAMS ENERGY, INC.
(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

969490101
(CUSIP Number)

Copies to:
Arnold J. Johnson
Senior Vice President and General Counsel
Noble Energy, Inc.
1001 Noble Energy Way
Houston, Texas 77070
Telephone: (281) 872-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  969490101

1	NAMES OF REPORTING PERSONS Noble Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,497,015(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,497,015 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4% (1)
14	TYPE OF REPORTING PERSON CO

(1) An aggregate of 6,093,505 shares of Clayton Williams Energy, Inc. (the “Issuer” or “CWEI”) common stock held by the Ares Stockholders (as defined below) and 2,251,364 shares of Issuer common stock issuable pursuant to certain warrants held by the Ares Stockholders are subject to the Support Agreement (the “Support Agreement”), dated January 13, 2017, entered into by Noble Energy, Inc. (“Noble Energy” or the “Reporting Person”), the Issuer, and certain Issuer stockholders affiliated with Ares Management LLC set forth on Schedule B hereto (the “Ares Stockholders”) representing shares beneficially owned by the Ares Stockholders.  An aggregate of 3,110,734 shares of Issuer common stock beneficially owned  by Clayton W. Williams, Jr. are subject to the Agreement Not To Dissent (the “CW Non-Dissent Agreement”), dated January 13, 2017, entered into by Noble Energy, the Issuer and Clayton W. Williams, Jr.  An aggregate of 3,041,412 shares of Issuer common stock held by The Williams Children’s Partnership Ltd. are subject to the Agreement Not To Dissent (the “Trust Non-Dissent Agreement” and together with the CW Non-Dissent Agreement, the “Non-Dissent Agreements”), dated January 13, 2017, entered into by Noble Energy, the Issuer and The Williams Children’s Partnership Ltd.  The Support Agreement and the Non-Dissent Agreements are collectively referred to herein as the “Relevant Agreements.”  Noble Energy expressly disclaims beneficial ownership of any shares of Issuer common stock covered by any Relevant Agreement.  The aggregate number of shares of Issuer common stock covered by the Relevant Agreements (including the 2,251,364 shares of Issuer common stock issuable pursuant to the warrants held by the Ares Stockholders) represents approximately 74.4% of the outstanding shares of Issuer common stock.  For purposes of the foregoing calculation, the number of outstanding shares of Issuer common stock is based on the number of shares of Issuer common stock outstanding as of January 13, 2017 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4) and also assumes the issuance of 2,251,364 shares of Issuer common stock underlying the warrants held by the Ares Stockholders.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.10 par value per share (the “CWEI Common Shares”) of Clayton Williams Energy, Inc., a Delaware corporation (the “Issuer” or “CWEI”). The address of the principal executive offices of the Issuer is 6 Desta Drive, Suite 6500, Midland, Texas 79705-5510.

Item 2.	Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Noble Energy, Inc., a Delaware corporation (“Noble Energy” or the “Reporting Person”). The address of the principal business and the principal office of the Reporting Person is 1001 Noble Energy Way, Houston, Texas 77070.  Noble Energy is an independent oil and natural gas exploration and production company with a diversified high-quality portfolio of both U.S. unconventional and global offshore conventional assets spanning three continents. Founded more than 80 years ago, the company is committed to safely and responsibly delivering our purpose: Energizing the World, Bettering People’s Lives®.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A.

During the last five years, none of the Reporting Person or, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On January 13, 2017, Noble Energy entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, Wild West Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Noble Energy (“Merger Sub”), and NBL Permian LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Noble Energy, pursuant to which, among other things, Noble Energy will acquire the Issuer in exchange for a combination of shares of common stock, par value $0.01 per share, of Noble Energy (“Noble Energy Common Shares”) and cash.

On January 13, 2017, contemporaneously with the execution of the Merger Agreement, (i) Noble Energy and certain Issuer stockholders affiliated with Ares Management LLC set forth on Schedule B hereto (the “Ares Stockholders”) entered into a Support Agreement, dated January 13, 2017 (the “Support Agreement”), with respect to the Merger Agreement, (ii) Noble Energy and Clayton W. Williams, Jr. entered into an Agreement Not To Dissent, dated January 13, 2017 (the “CW Non-Dissent Agreement”), with respect to the Merger Agreement and (iii) Noble Energy and The Williams Children’s Partnership Ltd. entered into an Agreement Not To Dissent, dated January 13, 2017 (the “Trust Non-Dissent Agreement” and, together with the CW Non-Dissent Agreement, the “Non-Dissent Agreements” ), with respect to the Merger Agreement.  The Support Agreement and the Non-Dissent Agreements are collectively referred to herein as the “Relevant Agreements.”

The shares of CWEI Common Shares to which this Schedule 13D relates have not been purchased by the Reporting Person, and no funds were expended in consideration for the execution of either the Merger Agreement or any of the Relevant Agreements.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each CWEI Common Share issued and outstanding immediately prior to the Effective Time (other than CWEI Common Shares held in treasury and CWEI Common Shares held by stockholders who properly comply in all respects with the provisions of Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) as to appraisal rights) and each unexercised warrant to purchase or otherwise acquire CWEI Common Shares (each, a “CWEI Warrant”) issued and outstanding as of the Effective Time, will be cancelled and extinguished and automatically converted into the right to receive, at the election of the stockholder or warrant holder, as applicable, and subject to proration as described below, one of the following forms of consideration (the “Merger Consideration”):

•
for each CWEI Common Share, one of (i) 3.7222 Noble Energy Common Shares (the “Share Consideration”); (ii)(A) $34.75 in cash (subject to applicable withholding tax), without interest and (B) 2.7874 Noble Energy Common Shares (the “Mixed Consideration”); or (iii) $138.39 in cash (subject to applicable withholding tax), without interest (the “Cash Consideration”); and

•
for each CWEI Warrant, one of (i) the Share Consideration in respect of the number of CWEI Common Shares that would be issued upon a cashless exercise of such CWEI Warrant immediately prior to the Effective Time (“Warrant Notional Common Shares”); (ii) the Mixed Consideration in respect of the number of Warrant Notional Common Shares represented by such CWEI Warrant; or (iii) the Cash Consideration in respect of the number of Warrant Notional Common Shares represented by such CWEI Warrant.

The Merger Consideration is subject to proration so that the aggregate Merger Consideration paid in respect of all CWEI Common Shares and CWEI Warrants consists of 75% Noble Energy Common Shares and 25% cash.  No fractional Noble Energy Common Shares will be issued in the Merger, and holders of CWEI Common Shares will, instead, receive cash in lieu of fractional Noble Energy Common Shares, if any.  The implied value of the aggregate Merger Consideration is $2.7 billion based on the per share closing trading price of Noble Energy Common Shares on January 13, 2017.

At the Effective Time, each share of preferred stock, par value $0.10 per share, of CWEI (each, a “CWEI Preferred Share”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to $1.00 (subject to any applicable withholding tax), without interest.

Each option to purchase CWEI Common Shares (each, a “CWEI Option”) that is outstanding immediately prior to the Effective Time will vest and be exchanged for the number of Noble Energy Common Shares, rounded down to the nearest whole share, equal to the quotient obtained by dividing (i) the product of (A) the number of CWEI Common Shares subject to the CWEI Option and (B) the amount, if any, by which the per share closing trading price of CWEI Common Shares on the business day immediately before the closing date of the Merger exceeds the exercise price per CWEI Common Share otherwise purchasable pursuant to the CWEI Option immediately prior to the Effective Time by (ii) the average of the closing sale prices of a Noble Energy Common Share as reported on the New York Stock Exchange for the ten consecutive full trading days, ending at the close of trading on the full trading day immediately preceding the date on which the Effective Time occurs.  If such calculation results in zero or a negative number, the applicable CWEI Option shall be forfeited for no consideration.

At the Effective Time, the restricted CWEI Common Shares (“CWEI Restricted Shares”) outstanding immediately prior to the Effective Time will be converted into a number of restricted Noble Energy Common Shares equal to the number of CWEI Restricted Shares multiplied by the Share Consideration, rounded up to the nearest whole share, and subject to the same vesting, repurchase and other restrictions as the CWEI Restricted Shares.

Each of the Reporting Person, Merger Sub and the Issuer has made customary representations and warranties and agreed to customary covenants in the Merger Agreement. The Merger is subject to various closing conditions, including but not limited to (i) approval of the Merger Agreement by at least a majority of the outstanding CWEI Common Shares, (ii) the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law, order or injunction prohibiting the Merger, (iv) the accuracy of each party’s representations and warranties, (v) each party’s compliance with its covenants and agreements contained in the Merger Agreement and (vi) that the aggregate number of CWEI Common Shares as to which appraisal rights are exercised does not exceed 10% of the outstanding CWEI Common Shares.

The Merger Agreement contains certain termination rights for both the Reporting Person and Issuer, including if the Merger is not consummated by July 17, 2017, and further provides that, upon termination of the Merger Agreement under certain circumstances, the Issuer may be required to pay the Reporting Person a termination fee equal to $87 million.

Contemporaneously with the execution of the Merger Agreement, the Reporting Person, the Issuer (solely for certain specified purposes), and the Ares Stockholders entered into the Support Agreement pursuant to which the Ares Stockholders agreed, among other things, not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the Merger.  The Ares Stockholders also have agreed, among other things, during the period from January 13, 2017 to and including the date of termination of the Merger Agreement, if any (the “Applicable Period”), (a) not to transfer any CWEI Common Shares or CWEI Preferred Shares held by such stockholders as of January 13, 2017 or issuable pursuant to the CWEI Warrants and (b) to vote all of the CWEI Common Shares and the CWEI Preferred Shares they held as of such date (i) in favor of the adoption of the Merger Agreement, (ii) against any alternative proposal, and (iii) against any amendment of the Issuer’s certificate of incorporation or by-laws or other proposal or transaction involving the Issuer or any of its subsidiaries which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Issuer.

Contemporaneously with the execution of the Merger Agreement, the Reporting Person and the Issuer (solely for certain specified purposes) entered into the CW Non-Dissent Agreement with Clayton W. Williams, Jr., pursuant to which Clayton W. Williams, Jr. agreed, among other things, not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the Merger. Clayton W. Williams, Jr. also has agreed, among other things, during the Applicable Period, (a) not to transfer any CWEI Common Shares held by such stockholder as of January 13, 2017, and (b) to vote all of such CWEI Common Shares against any alternative proposals and against any amendment of the Issuer’s certificate of incorporation or by-laws or other proposal or transaction involving the Issuer or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Issuer.  If the Merger Agreement is terminated by the Reporting Person in certain circumstances, including if the Issuer stockholders do not adopt the Merger Agreement, then the term of the Applicable Period under the CW Non-Dissent Agreement will be extended for an additional 180 days following the termination of the Merger Agreement.

Contemporaneously with the execution of the Merger Agreement, the Reporting Person and the Issuer (solely for certain specified purposes) entered into the Trust Non-Dissent Agreement with The Williams Children’s Partnership Ltd., pursuant to which The Williams Children’s Partnership Ltd. agreed, among other things, not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the Merger.  The Williams Children’s Partnership Ltd. also has agreed, among other things, during the Applicable Period, (a) not to transfer any CWEI Common Shares held by such stockholder as of January 13, 2017, and (b) to vote all of such CWEI Common Shares against any alternative proposals and against any amendment of the Issuer’s certificate of incorporation or by-laws or other proposal or transaction involving the Issuer or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Issuer.  If the Merger Agreement is terminated by the Reporting Person in certain circumstances, including if the Issuer stockholders do not adopt the Merger Agreement, then the term of the Applicable Period under the Trust Non-Dissent Agreement will be extended for an additional 180 days following the termination of the Merger Agreement.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the Merger, as a result of which the Issuer would become a wholly owned subsidiary of the Reporting Person, (ii) the cessation of each existing Issuer director’s role as a director of Issuer, (iii) material changes in the capitalization, dividend policy and corporate structure of the Issuer, (iv) the restatement of the Issuer’s charter and bylaws, (v) the termination of the Issuer’s listing on NYSE and (vi) the termination of the CWEI Common Shares registration under Section 12(g)(4) of the Exchange Act.

The Merger Agreement is attached hereto as Exhibit A and is incorporated into this Item 4 by reference. The foregoing summary of the Merger Agreement has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about the Issuer, the Reporting Person or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of dates specified therein. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, the Reporting Person or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or the Reporting Person’s public disclosures.

The Support Agreement is attached hereto as Exhibit B and is incorporated into this Item 4 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Support Agreement and is qualified in its entirety by the terms and conditions of the Support Agreement. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Support Agreement contains representations and warranties by each of the parties to the Support Agreement, which were made only for purposes of the Support Agreement and as of specified dates. The representations, warranties and covenants in the Support Agreement were made solely for the benefit of the parties to the Support Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Support Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Support Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or the Reporting Person’s public disclosures.

The Non-Dissent Agreements are attached hereto as Exhibits C and Exhibit D, respectively, and are incorporated into this Item 4 by reference.  The foregoing summaries have been included to provide investors and security holders with information regarding the terms of the Non-Dissent Agreements and are qualified in their entirety by the terms and conditions of the Non-Dissent Agreements. They are not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. Each Non-Dissent Agreement contains representations and warranties by each of the parties thereto, which were made only for purposes of such Non-Dissent Agreement and as of specified dates. The representations, warranties and covenants in each Non-Dissent Agreement were made solely for the benefit of the parties thereto; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Non-Dissent Agreements, which subsequent information may or may not be fully reflected in the Issuer’s or the Reporting Person’s public disclosures.

Item 5.	Interest in Securities of the Issuer

(a) and (b).          The response of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Person does not own any CWEI Common Shares.  However, as a result of the Relevant Agreements, the Reporting Person may be deemed to have shared dispositive power with respect to up to an aggregate of 14,497,015, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 14,497,015 shares. The aggregate number of shares of Issuer common stock covered by the Relevant Agreements (including the 2,251,364 shares of Issuer common stock issuable pursuant to the warrants held by the Ares Stockholders) represents approximately 74.4% of the outstanding Issuer common stock.  For purposes of the foregoing calculation, the number of outstanding shares of Issuer common stock is based on the number of shares of Issuer common stock outstanding as of January 13, 2017 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4) and also assumes the issuance of 2,251,364 shares of Issuer common stock under the warrants held by the Ares Stockholders.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any CWEI Common Shares. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(c).          Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Relevant Agreements, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in CWEI Common Shares during the past 60 days.

(d).          The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, any CWEI Common Shares subject to the Relevant Agreements. The Reporting Person will have no pecuniary interest in CWEI Common Shares unless and until the transactions contemplated by the Merger Agreement are consummated.

(e).          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person entered into a Confidentiality Agreement, dated as of December 21, 2016 (the “Confidentiality Agreement”), with the Issuer pursuant to which each party agreed to certain restrictions with respect to certain nonpublic information regarding the other party. In addition, the Confidentiality Agreement provides that, for a period of eighteen months from the date of the Confidentiality Agreement, unless specifically invited in writing by the board of directors of the Issuer, neither the Reporting Person, its affiliates, subsidiaries or certain representatives acting on the Reporting Person’s behalf or on behalf of other persons acting in concert with the Reporting Person at that time will in any manner, directly or indirectly:

a)
effect or propose (whether publicly or otherwise) (i) any acquisition of any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), or substantially all of the assets of the Issuer or any of its subsidiaries (provided that the foregoing shall not apply to any acquisition of securities by any employee benefit plans in the ordinary course of business), (ii) any tender or exchange offer, merger or other business combination involving the Issuer or any of the subsidiaries constituting a significant portion of the consolidated assets of the Issuer and its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Issuer;

b)	form, join or in any way participate in a “group” (as defined under the Act) with respect to the Issuer or otherwise act in concert with any person in respect of any such securities;

c)
otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, board of directors or policies of the Issuer or to obtain representation on the board of directors of the Issuer;

d)	take any action which would or would reasonably be expected to require the Issuer to make a public announcement regarding any of the types of matters set forth in (a) above; or

e)	enter into any discussions or arrangements with any third party with respect to any of the foregoing.

The foregoing restrictions do not apply to the transactions contemplated under the Merger Agreement or to the Support Agreement or the Non-Dissent Agreements.  The Confidentiality Agreement also provides that in the event that the Issuer enters into a confidentiality agreement (a “Third Party Agreement”) with any person in connection with a proposal to acquire more than 50% of the outstanding voting securities of the Issuer or all or substantially all of the subsidiaries or assets of the Issuer (such person being referred to herein as a “Third Party”) which contains standstill provisions that are less favorable to the Issuer than the standstill provisions contained in the Confidentiality Agreement (the “Standstill”), at the Reporting Person’s option, the Standstill shall be automatically amended to be substantially similar to the standstill provisions contained in such Third Party Agreement.  Under the Confidentiality Agreement, the standstill restrictions will become inoperative and of no force or effect on the Reporting Person if (i) any other person or “group” (as defined in Section 13(d)(3) of the Act) acquires or proposes to acquire more than 50% of the outstanding voting securities of the Issuer or (ii) the Issuer or any of its affiliates enters into an agreement with a person other than the Issuer or any of its affiliates, providing for a merger, share exchange, asset or equity sale or other business combination transaction pursuant to which voting securities representing more than 50% of the then outstanding voting securities of the Issuer (or, if applicable, the survivor or successor or its publicly traded direct or indirect parent company) would be beneficially owned by persons other than the then current holders of shares of voting securities of the Issuer.

Except for the Confidentiality Agreement, Non-Dissent Agreements, Merger Agreement and the Support Agreement described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit A
Agreement and Plan of Merger, dated as of January 13, 2017, by and among Noble Energy Inc., Wild West Merger Sub Inc., NBL Permian LLC, and Clayton Williams Energy, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Clayton Williams Energy, Inc. with the SEC on January 17, 2017).

Exhibit B
Support Agreement, dated as of January 13, 2017, by and among certain stockholders affiliated with Ares Management LLC, Noble Energy, Inc. and, solely for certain purposes specified therein, Clayton Williams Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Clayton Williams Energy, Inc. with the SEC on January 17, 2017).

Exhibit C
Agreement Not to Dissent, dated as of January 13, 2017, by and among Clayton W. Williams, Jr., Noble Energy, Inc., and, solely for certain purposes specified therein, Clayton Williams Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Clayton Williams Energy, Inc. with the SEC on January 17, 2017).

Exhibit D
Agreement Not to Dissent, dated as of January 13, 2017, by and among The Williams Children’s Partnership, Ltd., Noble Energy, Inc. and, solely for certain purposes specified therein, Clayton Williams Energy, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Clayton Williams Energy, Inc. with the SEC on January 17, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2017	NOBLE ENERGY, INC.

/s/ Aaron G. Carlson
	Name:	Aaron G. Carlson
	Title:	Assistant Secretary

SCHEDULE A

1.	NOBLE ENERGY, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Noble Energy, Inc. (“Noble Energy”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 1001 Noble Energy Way, Houston, Texas 77070. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Noble Energy. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
Jeffrey L. Berenson	Director

Michael A. Cawley	Director

Edward F. Cox	Director

James E. Craddock	Director

Thomas J. Edelman	Director

Eric P. Grubman	Director

Kirby L. Hedrick	Director

David L. Stover	President and Chief Executive Officer, Director

Scott D. Urban	Director

William T. Van Kleef	Director

Molly K. Williamson	Director

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)
Kenneth M. Fisher	Executive Vice President and Chief Financial Officer

Susan M. Cunningham	Executive Vice President, Exploration, New Ventures, EHSR and Business Innovation

Gay W. Willingham	Executive Vice President, Operations

J. Keith Elliott	Senior Vice President, Eastern Mediterranean

Arnold J. Johnson	Senior Vice President, General Counsel and Secretary

John T. Lewis	Senior Vice President, Corporate Development

Charles J. (Chip) Rimer	Senior Vice President, U.S. Onshore

Andrea Lee Robison	Senior Vice President, Human Resources and Administration

SCHEDULE B

Stockholder	CWEI Common Shares Held(1)	CWEI Warrants Held(1)
AF IV Energy AIV A1, L.P.	339,543	103,971
AF IV Energy AIV A2, L.P.	92,697	28,385
AF IV Energy AIV A3, L.P.	229,063	70,141
AF IV Energy AIV A4, L.P.	50,282	15,397
AF IV Energy AIV A5, L.P.	335,212	102,645
AF IV Energy AIV A6, L.P.	223,475	68,431
AF IV Energy AIV A7, L.P.	251,407	76,984
AF IV Energy AIV A8, L.P.	195,540	59,877
AF IV Energy AIV A9, L.P.	156,432	47,901
AF IV Energy AIV A10, L.P.	236,604	72,451
AF IV Energy AIV A11, L.P.	335,212	102,646
AF IV Energy AIV B1, L.P.	2,806,188	859,288
AF IV (U), L.P.	841,850	643,247

(1) As of January 13, 2017, as provided by the Ares Stockholders in the Support Agreement.  Chart does not include an aggregate of 3,500 CWEI Preferred Shares owned by the Ares Stockholders.